Table of Contents	Exhibit 99.1

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited, re-presented (i)
		Three months ended March 31, 2018			Three months ended March 31, 2017
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$m	$m	$m	$m	$m	$m
			Note 5			Note 5
Revenue	4	2,224	—	2,224	1,960	—	1,960
Cost of sales		(1,872)	(48)	(1,920)	(1,631)	—	(1,631)
Gross profit/(loss)		352	(48)	304	329	—	329
Sales, general and administration expenses		(118)	(6)	(124)	(106)	(14)	(120)
Intangible amortization		(67)	—	(67)	(67)	—	(67)
Operating profit/(loss)		167	(54)	113	156	(14)	142
Net finance expense	6	(136)	—	(136)	(147)	(86)	(233)
Profit/(loss) before tax		31	(54)	(23)	9	(100)	(91)
Income tax (charge)/credit		(14)	12	(2)	(11)	20	9
Profit/(loss) for the period		17	(42)	(25)	(2)	(80)	(82)

Loss attributable to:
Owners of the parent				(24)			(82)
Non-controlling interests				(1)			—
Loss for the period				(25)			(82)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

(i)  The consolidated interim income statement for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in detail in Notes 3 and 15 to these consolidated interim financial statements.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2018	2017
		$m	$m
	Note		Re-presented (ii)

Loss for the period		(25)	(82)

Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(100)	(18)
		(100)	(18)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(106)	(4)
-Movement out of reserve		48	27
-Movement in deferred tax		6	(2)
		(52)	21
Gain recognised on cost of hedging:
-New fair value adjustments into reserve		5	—
		5	—
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	10	66	3
-Deferred tax movement on employee benefit obligations		(15)	(3)
		51	—

Total other comprehensive (expense)/income for the period		(96)	3

Total comprehensive expense for the period		(121)	(79)

Attributable to:
Owners of the parent		(116)	(79)
Non-controlling interests		(5)	—
Total comprehensive expense for the period		(121)	(79)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

(ii) The consolidated interim statement of comprehensive income for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar effective January 1, 2018 as described in detail in Notes 3 and 15 to these consolidated interim financial statements.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited
		At March 31,	At December 31,	At December 31,
		2018	2017	2016
	Note	$m	$m	$m
Non-current assets			Re-presented (iii)	Re-presented (iii)
Intangible assets	7	4,104	4,104	4,115
Property, plant and equipment	7	3,499	3,368	3,068
Derivative financial instruments		6	7	131
Deferred tax assets		212	222	273
Other non-current assets		25	25	21
		7,846	7,726	7,608
Current assets
Inventories		1,335	1,208	1,186
Trade and other receivables		1,448	1,269	1,227
Contract asset		214	168	—
Derivative financial instruments		—	16	12
Cash and cash equivalents		500	823	818
		3,497	3,484	3,243
TOTAL ASSETS		11,343	11,210	10,851
Equity attributable to owners of the parent
Issued capital	8	—	—	—
Other reserves		(171)	(24)	360
Retained earnings		(2,972)	(3,003)	(3,513)
		(3,143)	(3,027)	(3,153)
Non-controlling interests		(107)	(99)	3
TOTAL EQUITY		(3,250)	(3,126)	(3,150)
Non-current liabilities
Borrowings	9	10,204	10,073	10,224
Employee benefit obligations		955	997	954
Derivative financial instruments		381	301	—
Deferred tax liabilities		576	587	732
Provisions		41	44	60
		12,157	12,002	11,970
Current liabilities
Borrowings	9	5	2	8
Interest payable		121	107	118
Derivative financial instruments		48	2	8
Trade and other payables		2,042	1,991	1,632
Income tax payable		110	162	192
Provisions		110	70	73
		2,436	2,334	2,031
TOTAL LIABILITIES		14,593	14,336	14,001
TOTAL EQUITY and LIABILITIES		11,343	11,210	10,851

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

(iii) The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar, the impact of the adoption of IFRS 15 “Revenue with contracts from customers” and the impact of the adoption of IFRS 9 “Financial Instruments” as described in detail in Notes 3 and 15 to these consolidated interim financial statements.

The consolidated interim statement of financial position at December 31, 2016 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar. All aforementioned changes were effective January 1, 2018.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited, re-presented (iv)
		Attributable to the owner of the parent

		Foreign
		currency	Cash flow	Cost of			Non-
	Share	translation	hedge	hedging	Retained		controlling	Total
	capital	reserve	reserve	reserve	earnings	Total	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m

At January 1, 2018	—	(44)	(48)	18	(2,953)	(3,027)	(99)	(3,126)
Loss for the period	—	—	—	—	(24)	(24)	(1)	(25)
Other comprehensive (expense)/income	—	(100)	(52)	5	55	(92)	(4)	(96)
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(3)	(3)
At March 31, 2018	—	(144)	(100)	23	(2,922)	(3,143)	(107)	(3,250)

At January 1, 2017	—	346	(37)	—	(3,462)	(3,153)	3	(3,150)
Loss for the period	—	—	—	—	(82)	(82)	—	(82)
Other comprehensive (expense)/income	—	(18)	21	—	—	3	—	3
Share issuance by subsidiary	—	—	—	—	421	421	(98)	323
Non-controlling interest in disposed business	—	—	—	—	—	—	(2)	(2)
At March 31, 2017	—	328	(16)	—	(3,123)	(2,811)	(97)	(2,908)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

(iv)   Retained earnings at January 1, 2018 have been re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve has been re-presented by $16 million, and a cost of hedging reserve has been re-presented at $18 million. Please refer to Note 3 for further details in respect of the impact of these recently adopted accounting standards.

The consolidated interim statement of changes in equity for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in detail in Notes 3 and 15 to these consolidated interim financial statements.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2018	2017
		$m	$m
			Re-presented (v)
Cash flows from operating activities
Cash (used in)/generated from operations	11	(6)	114
Interest paid		(129)	(138)
Income tax paid		(25)	(14)
Net cash used in operating activities		(160)	(38)

Cash flows from investing activities
Purchase of property, plant and equipment		(163)	(113)
Purchase of software and other intangibles		(5)	(3)
Proceeds from disposal of property, plant and equipment		2	—
Net cash used in investing activities		(166)	(116)

Cash flows from financing activities
Dividends paid by subsidiary to non-controlling interest		(3)	—
Finance lease payments		(1)	—
Repayment of borrowings		(1)	(2,996)
Deferred debt issue costs paid		(1)	(18)
Proceeds from borrowings		—	3,231
Proceeds from issue of shares by subsidiary		—	333
Early redemption premium paid		—	(57)
Net cash (outflow)/inflow from financing activities		(6)	493

Net (decrease)/increase in cash and cash equivalents		(332)	339

Cash and cash equivalents at beginning of period		823	818
Exchange gains on cash and cash equivalents		9	3
Cash and cash equivalents at end of period		500	1,160

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

(v)   The consolidated interim statement of cashflows for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in detail in Notes 3 and 15 to these consolidated interim financial statements.

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ARD FINANCE S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by a subsidiary of the Company, Ardagh Group S.A. (“Ardagh”) and its subsidiaries (together the “Ardagh Group”) and all of the financing of the Group other than the Toggle Notes (as described in Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

On March 20, 2017 Ardagh Group S.A. closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”). Following the IPO, the Company recognized a non-controlling interest of $98 million.

2.Statement of directors’ responsibilities

The Directors are responsible for preparing the Unaudited Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the Unaudited Consolidated Interim Financial Statements. Changes to accounting policies applied in the three months ended March 31, 2018 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The Consolidated Interim Financial Statements were approved for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on April 25, 2018.

3.     Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group for the three months ended March 31, 2018 and 2017, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the

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Annual Report for the year ended December 31, 2017 which was prepared in accordance with International Financial Reporting Standards (“IFRS”) and on which the independent auditor’s report was unqualified.

The consolidated interim financial statements are presented in U.S. dollar to the nearest million, as described further in the “Change in presentation currency” section below.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Recently adopted accounting standards and changes in accounting policies

IFRS 9 “Financial Instruments”

The Group adopted IFRS 9 “Financial Instruments” with a date of initial adoption of January 1, 2018. The guidance in IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting.

Since adoption, the Group has applied the changes in accounting policy as discussed below:

•

differences in the carrying amount of financial assets and liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

•	the determination of the business model within which the Group’s financial assets are held has been made based on the facts and circumstances that existed at the date of initial adoption.
•

all hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018, and are therefore regarded as continuing hedging relationships.

•

for non-financial assets recognized as of December 31, 2017 that are subject to hedge accounting, the Group continues to hold amounts in the hedging reserve and recycle to inventory and subsequently to the consolidated income statement, when the hedged non-financial asset affects the consolidated income statement.

The total impact on the Group’s retained earnings due to classification and measurement of financial instruments as at January 1, 2018 primarily related to:

1)	the Group has applied the new expected credit loss model to trade and other receivables which resulted in a decrease in retained earnings of $4 million, net of tax.
2)

the Group now recognizes changes in currency basis spread in the costs of hedging reserve within equity. This change has been applied for cross currency interest rate swaps resulting in reclassifications of a gain of $4 million from retained earnings and a gain of $15 million from the cash flow hedge reserve to the cost of hedging reserve as of January 1, 2018 and a loss of $1 million from retained earnings to the cash flow hedge reserve.

On the date of initial application, January 1, 2018, the Group has also assessed which business models apply to the financial assets held by the Group at such date. The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. At the date of initial adoption the Group had a selling business model related to those receivables and as such any unsold receivables under such programs would need to be accounted for at fair value

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through profit or loss. There was no impact on the consolidated financial statements as of January 1, 2018, as the Group had utilized existing programs.

IFRS 15 “Revenue from contracts with customers”

The Group adopted IFRS 15, “Revenue from contracts with customers” effective January 1, 2018 on a modified retrospective basis, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

The guidance in IFRS 15 replaced IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. Under the guidance in IAS 18 and IAS 11, revenue from the sale of goods was recognized in the consolidated income statement when the significant risks and rewards of ownership had been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates were provided for in the same period as the related revenues were recorded. Revenue was presented net of such rebates as well as cash discounts and value added tax. Upon adoption of IFRS 15, revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, therefore the Group will recognize revenue earlier for these contracts, such that a portion of revenue, net of any related rebates, cash discounts and value added tax will be recognized prior to the dispatch of goods.

The following is a description of the main activities from which the Group generates its revenue. For more detailed information about the reportable segments, see Note 4.

We are a leading supplier of innovative, value-added rigid packaging solutions.  The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. We derive approximately 93% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. We serve over 2,000 customers across more than 80 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of consumer-packaged goods companies, which own some of the best known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver consistent margins.

In addition to metal containers, within the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. Within the Glass Packaging Europe reportable segment, the Group operates the Heye International engineering business, which represents 3% of the revenue of that reportable segment for the three months ended March 31, 2018.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed.  As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15.  The individual purchase orders have, in general, a duration

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of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts.

 Disaggregation of revenue

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments. The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2018:

		North	Rest of the
	Europe	America	World	Total
	$m	$m	$m	$m
Metal Packaging Europe	841	9	35	885
Metal Packaging Americas	–	418	111	529
Glass Packaging Europe	385	4	8	397
Glass Packaging North America	–	411	2	413
Group	1,226	842	156	2,224

Contract balances

Included in trade and other receivables is an amount of $1,225 million (January 1, 2018: $1,015 million) related to receivables from contracts with customers. The following table provides information about significant changes in the contract assets during the three months ended March 31, 2018:

Contract assets
$m
Balance as at January 1, 2018	168
Transfers from contract assets recognized at the beginning of the period to receivables	(141)
Increases as a result of new contract assets recognized during the period	182
Other	5
Balance as at March 31, 2018	214

Impact of adoption of IFRS 15

The Group reported in its 2017 consolidated financial statements that, based on its IFRS 15 impact assessment, the Group had concluded that the new standard would not have a material impact on the amount of revenue recognized over the full year, when compared to the previous accounting guidance. The Group also reported that it would be required to recognize a contract asset as opposed to inventory as a result of the new standard with this contract asset representing revenue that would be required to be accelerated under the new guidance.

 The principal impact on the reported consolidated interim income statement for the three months ended March 31, 2018 are that the reported revenue, operating profit, and loss for the period are higher by $42 million, $10 million, and $8  million, respectively. The principal impacts on the reported consolidated interim statement of financial position as at the reporting date are that a contract asset of $214 million has been recognized whilst inventory of $180 million has been derecognized. As a result of the aforementioned impacts on the reported consolidated interim statement of financial position, deferred tax liabilities have increased by $5m. There has been no impact on the reported consolidated interim statement of cash flows.

 These impacts arise due to the fact that within our Metal Packaging Europe and Metal Packaging Americas reportable segments, we manufacture certain products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Under the new standard, in these circumstances, the Group is required to recognize revenue earlier than previous standards and prior to dispatch of the goods. As a result,

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revenue recognized on a quarterly basis is impacted by the new standard whilst revenue recognized over the full year is not expected to be materially impacted.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Board of Directors assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Ardagh Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation on the previously reported euro consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income statement, consolidated interim statement of comprehensive income and consolidated interim statement of cash flows for three months ended March 31, 2017 have been set out in Note 15.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on its consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

4.Segment analysis

Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of Ardagh Group S.A., which has been identified as the Chief Operating Decision Maker (“CODM”) for the Ardagh Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

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Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended
	March 31,
	2018	2017
	$m	$m
Loss for the period	(25)	(82)
Income tax charge/(credit)	2	(9)
Net finance expense	136	233
Depreciation and amortization	181	162
Exceptional operating items	54	14
Adjusted EBITDA	348	318

Segment results for the three months ended March 31, 2018 and 2017 are:

	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
	$m	$m	$m	$m
Metal Packaging Europe	885	731	134	111
Metal Packaging Americas	529	431	63	48
Glass Packaging Europe	397	339	80	68
Glass Packaging North America	413	459	71	91
Group	2,224	1,960	348	318

5.Exceptional items

	Three months ended
	March 31,
	2018	2017
	$m	$m
Restructuring costs	34	—
Start-up costs	9	—
Impairment	5	—
Exceptional items – cost of sales	48	—
Transaction related costs – acquisition, integration and IPO	6	14
Exceptional items – SGA expenses	6	14
Debt refinancing and settlement costs	—	86
Exceptional items – finance expense	—	86
Total exceptional items	54	100

The following exceptional items have been recorded in the three months ended March 31, 2018:

•	$34 million restructuring costs, in respect of the capacity realignment programs in Glass Packaging North America and Metal Packaging Europe.
•	$9 million start-up costs in Metal Packaging Americas and Glass Packaging North America.
•	$5 million property, plant and equipment impairment in Metal Packaging Americas.
•	$6 million transaction related costs, primparily comprised of costs relating to the integration of the Beverage Can Business and other transaction related costs.

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 The following exceptional items have been recorded in the three months ended March 31, 2017:

•	$14 million transaction related costs, primarily comprised of costs directly attributable to acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•

$86 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January and March 2017 and to be repaid in April 2017, mainly comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs.

6.Finance income and expense

	Three months ended
	March 31,
	2018	2017
	$m	$m
Senior Secured and Senior Notes	142	136
Other interest expense	3	2
Term Loan	—	5
Interest expense	145	143
Foreign currency translation gains	(15)	(3)
Net pension interest costs	6	7
Finance expense before exceptional items	136	147
Exceptional finance expense (Note 5)	—	86
Net finance expense	136	233

7.Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$m	$m	$m	$m	$m	$m
Net book value at January 1, 2018	2,201	1,748	125	30	4,104	3,368
Additions	—	—	3	4	7	187
Disposals	—	—	—	—	—	(2)
Charge for the period	—	(57)	(8)	(2)	(67)	(114)
Transfers	—	—	—	—	—	5
Impairment	—	—	—	—	—	(5)
Exchange	29	28	2	1	60	60
Net book value at March 31, 2018	2,230	1,719	122	33	4,104	3,499

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed as of the reporting date and, where identified, have considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at March 31, 2018. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

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Table of Contents	Exhibit 99.1

8.Issued capital

Issued and fully paid shares:

	Number of
	shares
	(millions)	$m
At December 31, 2017 and March 31, 2018
Ordinary shares (par value €0.01)	10.3	—

There were no share transactions in the three months ended March 31, 2018.

9.Financial assets and liabilities

At March 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	1,041	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-May-24	Bullet	750	924	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	542	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	563	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,681	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	924	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	USD/GBP/EUR			Amortizing	39	39	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						10,292	814
Deferred debt issue costs and bond premium						(83)	—
Net borrowings / undrawn facilities						10,209	814
Cash and cash equivalents						(500)	500
Derivative financial instruments used to hedge foreign currency and interest rate risk						409	—
Net debt / available liquidity						10,118	1,314

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s borrowings at March 31, 2018 is $10,591 million (December 31, 2017: $10,698 million).

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At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	1,013	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR			Amortizing	—	8	—
Other borrowings/credit lines	EUR	4		Amortizing	3	4	1
Total borrowings / undrawn facilities						10,163	814
Deferred debt issue costs and bond premium						(88)	—
Net borrowings / undrawn facilities						10,075	814
Cash and cash equivalents						(823)	823
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt / available liquidity						9,553	1,637

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at March 31, 2018 of $409 million (December 31, 2017: $301 million).

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – The fair value of debt securities in issue is based on quoted market prices.
(ii)

Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS – The fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

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Table of Contents	Exhibit 99.1

10.Employee benefit obligations

Employee benefit obligations at March 31, 2018 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement gain of $66 million has been recognized in the consolidated interim statement of comprehensive income for the three months ended March 31, 2018 (2017: $3 million).

11.Cash generated from operating activities

	Three months ended
	March 31,
	2018	2017
	$m	$m
Loss for the period	(25)	(82)
Income tax charge/(credit)	2	(9)
Net finance expense	136	233
Depreciation and amortization	181	162
Exceptional operating items	54	14
Movement in working capital	(326)	(192)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(23)	(9)
Exceptional restructuring paid	(5)	(3)
Cash (used in)/generated from operations	(6)	114

12.Related party transactions

There have been no material transactions in the three months ended March 31, 2018 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

13.Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

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Table of Contents	Exhibit 99.1

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The European Commission has very recently taken over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Ardagh Group's U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favour of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously appeal the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

14.Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the acquisition of the Beverage Can Business, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Ardagh Group, Metal Packaging Europe and Ardagh Group, Metal Packaging Americas generally follows with the seasonal pattern of operations. The investment in working capital for Ardagh Group, Glass Packaging Europe and Ardagh Group, Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our credit facilities.

15. Effect of change in presentation currency

As set out in Note 3, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is effected in these consolidated financial statements by applying the procedures outlined below, in accordance with the requirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”:

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

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Table of Contents	Exhibit 99.1

The Group’s previously reported consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income statement, consolidated interim statement of comprehensive income and consolidated statement of cash flows as at and for the three months ended March 31, 2017 are set out below to illustrate the effect of the change in accounting policy.

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

	Three months ended March 31, 2017
	Before
	exceptional	Exceptional
	items	items	Total
	€m	€m	€m
	Unaudited	Unaudited	Unaudited

Revenue	1,844	—	1,844
Cost of sales	(1,534)	—	(1,534)
Gross profit	310	—	310
Sales, general and administration expenses	(100)	(13)	(113)
Intangible amortization	(63)	—	(63)
Operating profit/(loss)	147	(13)	134
Finance expense	(138)	(81)	(219)
Profit/(loss) before tax	9	(94)	(85)
Income tax (charge)/credit	(10)	19	9
Loss for the period	(1)	(75)	(76)

Loss attributable to:
Owners of the parent			(76)
Non-controlling interests			—
Loss for the period			(76)

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

Three months ended
March 31, 2017
€m
Unaudited

Loss for the period	(76)

Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period	23
23
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve	(4)
-Movement out of reserve	25
-Movement in deferred tax	(2)
19
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	3
-Deferred tax movement on employee benefit obligations	(3)
—

Total other comprehensive income for the period	42

Total comprehensive expense for the period	(34)

Attributable to:
Owners of the parent	(34)
Non-controlling interests	—
Total comprehensive expense for the period	(34)

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016
	€m	€m
	Unaudited
	Re-presented (vi)	Audited
Non-current assets
Intangible assets	3,422	3,904
Property, plant and equipment	2,808	2,911
Derivative financial instruments	6	124
Deferred tax assets	184	259
Other non-current assets	21	20
	6,441	7,218
Current assets
Inventories	1,008	1,125
Trade and other receivables	1,059	1,164
Contract asset	140	—
Derivative financial instruments	13	11
Cash and cash equivalents	686	776
	2,906	3,076
TOTAL ASSETS	9,347	10,294
Equity attributable to owners of the parent
Issued capital	—	—
Other reserves	(323)	(329)
Retained earnings	(2,192)	(2,661)
	(2,515)	(2,990)
Non-controlling interests	(92)	2
TOTAL EQUITY	(2,607)	(2,988)
Non-current liabilities
Borrowings	8,400	9,699
Employee benefit obligations	831	905
Derivative financial instruments	251	—
Deferred tax liabilities	489	694
Provisions	37	57
	10,008	11,355
Current liabilities
Borrowings	2	8
Interest payable	89	112
Derivative financial instruments	2	8
Trade and other payables	1,660	1,548
Income tax payable	135	182
Provisions	58	69
	1,946	1,927
TOTAL LIABILITIES	11,954	13,282
TOTAL EQUITY and LIABILITIES	9,347	10,294

 (vi)  The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the impact of the adoption of IFRS 15 “Revenue with contracts from customers” and the impact of the adoption of IFRS 9 “Financial Instruments” as described in detail in Note 3 to these consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Three months ended
March 31,
2017
€m
Unaudited

Cash flows from operating activities
Cash generated from operations	107
Interest paid	(130)
Income tax paid	(13)
Net cash from operating activities	(36)

Cash flows from investing activities
Purchase of property, plant and equipment	(106)
Purchase of software and other intangibles	(3)
Net cash used in investing activities	(109)

Cash flows from financing activities
Proceeds from borrowings	3,039
Repayment of borrowings	(2,818)
Proceeds from issue of shares by subsidiary	313
Early redemption premium paid	(54)
Deferred debt issue costs paid	(17)
Net cash inflow from financing activities	463

Net increase in cash and cash equivalents	318

Cash and cash equivalents at beginning of period	776
Exchange losses on cash and cash equivalents	(9)
Cash and cash equivalents at end of period	1,085

16.Events after the reporting period

There have been no material events subsequent to March 31, 2018, which would require disclosure in these consolidated interim financial statements.

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